

October 2, 2012

Via E-mail
Wexing Wang
Chief Executive Officer
ANV Security Group Inc.
8th Floor, Block B, R&D Building
Tsinghua Hi-Tech Park
North Area of Shenzhen Hi-Tech & Industrial Park
Nanshan District, Shenzhen
People's Republic of China 518057

> **Re:** **ANV Security Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2012**
> **Filed August 14, 2012**
> **File No. 000-53802**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Government Regulation, page 9

1. In future filings, please revise your disclosure to discuss the specific PRC government entities and laws that impact your business. For example, expand your discussion of PRC foreign currency regulations. Furthermore, we note that you hold several licenses required to operate your business. Discuss the specific licenses required and the PRC government agency or body requiring the license.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Management's Discussion and Analysis…, page 17

2. You disclose in Note 1 to the financial statements that you disposed of all shares and related intellectual property of your subsidiary ANV Security Technology (China) Co., Ltd. ("ANV Tech") by transferring the same to a company owned by its former owner and director. Additionally, you sold 100% equity interest in ANV Tech's four subsidiaries back to their former owners. Furthermore, we note that you disposed of the assets of ANV Trading (HK) Limited (formerly Flybit International Ltd.) in December 2011. For each disposition, please disclose the following:

    - The date the entity or assets were originally acquired;
    - The seller, indicating whether the seller was a related party;
    - The nature and value of the consideration you paid;
    - Whether any contingent consideration was paid;
    - The date the entity or assets were sold;
    - The purchaser, indicating whether the purchaser was a related party; and
    - The nature and value of the consideration paid to you.

3. Please provide organizational charts of the company before and after the dispositions of ANV Trading (HK) Limited (formerly Flybit International Ltd.) and ANV Tech and its four subsidiaries. Identify all entities and indicate whether their relationship to you is based on equity ownership, contractual arrangement or some other form or agreement. Include the equity ownership percentage and shareholders for each entity as appropriate. Indicate whether an entity is a wholly foreign-owned entity (WFOE), subsidiary, branch or variable interest entity (VIE). Indicate where each entity is organized or incorporated. Identify any entity that does not have operations.

4. Disclose whether you were required to obtain shareholder approval for the sale of substantially all of your assets under Nevada corporate law, your articles of incorporation or your bylaws. If you were required to obtain shareholder approval, disclose this fact. Disclose why you did not seek shareholder approval. Discuss any potential liabilities or other impacts of not obtaining shareholder approval. In this regard, we note that the Equity and Intellectual Property Rights Transfer Agreement filed as Exhibit 10 to the Form 8-K filed July 25, 2012 states in section 2 that ANV Security Group (Asia) Limited, USA needs to get the approval from its parent company board of directors and shareholders. We also note your disclosure in the Form 8-K filed July 25, 2012 that your board of directors intends to obtain shareholder ratification of the disposal of ANV Tech.

5. Please discuss in more detail why you disposed of substantially all of your assets leaving you with no substantial operations or revenue generating entities. Discuss how this has impacted your results of operations and liquidity and capital resources. Discuss any trends or uncertainties resulting from the dispositions and your reliance on the

development of your services business, which historically has not been a significant source of revenue. Discuss the stage of development of your services business, including what services you currently provide and expected costs of developing this part of your business. Also discuss whether you continue to have relationships with the entities you have disposed of, such as agreements for the purchase of products from these entities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director